

Owen 3 Owen 3H
Statoil / PFC
OzAlpha-1
FRAC in Q3
Statoil / PFC
OzBeta-1
FRAC in Q3
ATP 582
Central / Total
Whiteley-1
DRILLING
Central / Total
Announced Locations
TOKO SYNCLINE
Ethabuka-1
Flowed 200 Mcf/d
1974
Toko Syncline Area
Northern ATP 582
50 Kilometres
N.T.
QLD.